EXHIBIT 20



April 28, 2000
                                       RESULTS OF FIRST QUARTER 2000
                                       -----------------------------

Dear Shareholders:

Crown Central Petroleum Corporation today announced a net loss of $3.6 million ($.36 per share) on revenues of $421.5 million in the first quarter of 2000 compared to a net loss of $11.8 million ($1.20 per share) on revenues of $225.2 million in the first quarter of 1999.

     The results reflect the impact of the volatile crude oil and petroleum product markets during the quarter. West Texas Intermediate, the industry benchmark, increased from a low of $24.18 per barrel on January 7, 2000, to a high of $33.93 per barrel on March 7, 2000. This 40% increase in the range of crude oil prices was greater than the price increase realized for finished products.

     The Company's refinery operations performed quite well during a period of significant market volatility. For the quarter, the gross margin realized of $4.39 per barrel compared favorably to the 20-day delayed Gulf Coast 3-2-1 benchmark of $4.10 per barrel.

     Crown's retail marketing segment experienced a 4% increase in merchandise sales during the quarter, as well as a 7% reduction in retail operating costs on a per month per store basis, when compared with the same period in 1999. Overall, gasoline gross margins and gasoline volumes on a per month per store basis were flat for the first quarter 2000 when compared to the first quarter 1999. Volumes recovered during the quarter despite a slow start in January, likely due to consumers filling up in late December 1999 in light of Y2K concerns.

     During the quarter, Crown announced that it had reached a labor accord with the Paper, Allied-Industrial, Chemical and Energy Workers Union (PACE) Local 4-202 at the Company's Tyler, Texas refinery. The new three year agreement incorporates oil refining wage and contract terms similar to other extension agreements negotiated at refineries represented by PACE. An agreement has yet to be reached with PACE Local 4-227 at the Company's Pasadena, Texas refinery, where a lockout was instituted in 1996 after contract negotiations failed and acts of sabotage were discovered inside the refinery.

     On April 10, 2000 Crown announced that it had entered into a definitive merger agreement that would result in the Company becoming a wholly-owned subsidiary of Rosemore, Inc., a Maryland corporation that owns 49% of Crown's Class A common


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stock and 11% of Crown's Class B common stock.  The merger is subject to certain conditions, including, among others, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of approval of two-thirds of the outstanding voting shares, as required under Maryland law and Crown's Charter, and the absence of defaults under the indenture governing the Company's 10 7/8% Senior Notes
Due 2005.   The Company intends to call a special meeting of its
stockholders to seek approval of the merger, and has postponed its annual meeting until later in the year to facilitate the holding of the special meeting.

     Leading up to the Organization of Petroleum Exporting Countries
(OPEC) agreement in late March, market prices were rising for most of the
first quarter.   Since that time, crude prices have fallen to as low as
$23.85 per barrel, reflecting the instability of the market and the difficulty in realizing an acceptable margin.

     The Form 10-K for the fiscal year ended December 31, 1999 is enclosed for your review.

                              Sincerely,



                              /s/--Henry A. Rosenberg, Jr.
                              HENRY A. ROSENBERG, JR.
                              Chairman of the Board,
                              Chief Executive Officer and President

                      CROWN CENTRAL PETROLEUM CORPORATION
                             OPERATING STATISTICS

                                       Three Months Ended
                                             March 31
                                          2000      1999
                                        --------  -------

COMBINED REFINERY OPERATIONS
----------------------------
Production (BPD - M)                       138       134
Production (MMbbl)                        12.6      12.0
Sales (MMbbl)                             12.5      11.8
Gross Margin ($/bbl)                      4.39      2.13
Gross Profit ($MM)                        54.9      25.2
Operating Cost ($/bbl)                   (2.50)    (2.58)
Operating Cost ($MM)                     (31.2)    (30.6)
Refining Operating Profit (Loss)($MM)     23.7      (5.4)


RETAIL
------
Total Stores                               330       344
Volume (pmps - Mgal)                       117       118
Volume (MMgal)                             116       122
Gasoline Gross Margin ($/gal)            0.081     0.085
Gasoline Gross Profit ($MM)                9.4      10.4

Company-Operated Stores                    228       243
Merchandise Sales (pmps-$M)               34.8      33.5
Merchandise Sales ($MM)                   23.8      24.4
Merchandise Gross Margin (%)              31.5      30.7
Merchandise Gross Profit ($MM)             7.5       7.5
Ancillary Income, Net ($MM)                3.2       3.4

Retail Gross Profit ($MM)                 20.1      21.3
Retail Operating Costs (pmps - $M)       (20.4)    (21.9)
Retail Operating Costs ($MM)             (20.2)    (22.6)
Retail Non-Operating Income ($MM)          0.4       0.0
Retail Operating Profit (Loss) ($MM)       0.3      (1.3)

WHOLESALE/TERMINAL
  OPERATING PROFIT  ($MM)                 10.7       5.3

OTHER
-----
LIFO (Provision) ($MM)                   (27.4)     (9.1)
Corporate Overhead ($MM)                  (6.6)     (6.3)
Net Interest (Expense) ($MM)              (4.2)     (3.3)
Other Income ($MM)                         0.1       1.8
Income Tax (Expense) Benefit ($MM)        (0.2)      6.5

Total Net (Loss)($MM)                     (3.6)    (11.8)

Depreciation & Amortization ($MM)          9.6       8.8
Net Interest Expense ($MM)                 4.2       3.3
LIFO Provision ($MM)                      27.4       9.1
Loss from Asset Disposals ($MM)           (0.6)      0.4
Income Tax Expense (Benefit) ($MM)         0.2      (6.5)

EBITDAAL ($MM)                            37.2       3.3

Capital Expenditures ($MM)                 4.3       9.2

-----------------------------------------------------------

BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions

Note: Merchandise sales consist of sales generated by Company-operated stores, therefore, the per month per store (pmps) amounts are calculated using Company-operating stores only.

         CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
            DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                               Three Months Ended
                                                    March 31
                                                 2000        1999
                                              ----------   ----------

Sales and operating revenues                  $  421,484   $  225,165

(Loss) before income taxes                        (3,276)     (18,350)

Net (loss)                                        (3,563)     (11,830)

Net (loss) per share:
   Basic and diluted                          $    (0.36)  $    (1.20)

Weighted average shares used in the
   computation of net (loss) per
   share:
     Basic and Dilutive                        9,871,431    9,871,431

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